U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940

|_| Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.   Name and Address of Reporting Person*

     Henkel KGaA
     67 Henkelstra(beta)e
     40191 Dusseldorf
     Germany

2.   Issuer Name and Ticker or Trading Symbol

     Ecolab Inc. (ECL)

3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



4.   Statement for Month/Year

     November/1999

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     |_| Director                       |X| 10% Owner (see attached statement)
     |_| Officer (give title below)     |_| Other (specify below)

7.   Individual or Joint/Group Filing (Check applicable line)

     |X| Form filed by One Reporting Person
     |_| Form filed by More than One Reporting Person

----------------

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

 Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of        2. Transaction   3. Transaction Code     4. Securities                5. Amount of    6. Ownership  7. Nature of
   Security           Date             (Instr. 8)              Acquired (A) or              Securities      Form Direct   Indirect
   (Instr. 3)         (Month/Day/                              Disposed of (D)              Beneficially    (D) or        Beneficial
                      Year)                                    (Instr. 3, 4 and 5)          Owned at End    Indirect (I)  Ownership
                                                                                            of Month        (Instr. 4)    (Instr. 4)
                                                                                            (Instr. 3
                                                                                             and 4)
                                       Code         V       Amount  (A) or (D)   Price
Common Stock, par       11/1/99          P                  48,100      A       $33.75
  value $.01 per
      share
Common Stock, par       11/1/99          P                  36,900      A       $33.81
  value $.01 per
      share
Common Stock, par       11/1/99          P                  15,000      A       $33.69
  value $.01 per
      share
Common Stock, par       11/2/99          P                  18,300      A       $34.25
  value $.01 per
      share
Common Stock, par       11/3/99          P                 149,100      A       $34.25
  value $.01 per
      share
Common Stock, par       11/3/99          P                   900        A       $34.19
  value $.01 per
      share
Common Stock, par       11/4/99          P                  86,800      A       $34.25
  value $.01 per
      share
Common Stock, par       11/4/99          P                  22,400      A       $34.19
  value $.01 per
      share
Common Stock, par       11/4/99          P                   800        A       $34.06
  value $.01 per
      share
Common Stock, par       11/5/99          P                  99,900      A       $34.25
  value $.01 per
      share
Common Stock, par       11/5/99          P                   100        A       $34.13
  value $.01 per
      share
Common Stock, par       11/8/99          P                  35,500      A       $34.75
  value $.01 per
      share
Common Stock, par       11/8/99          P                  7,500       A       $34.19
  value $.01 per
      share
Common Stock, par       11/8/99          P                  6,500       A       $34.25
  value $.01 per
      share
Common Stock, par       11/8/99          P                   500        A       $34.69
  value $.01 per
      share
Common Stock, par       11/9/99          P                 129,800      A       $34.25
  value $.01 per
      share
Common Stock, par       11/9/99          P                  42,300      A       $34.38
  value $.01 per
      share
Common Stock, par       11/9/99          P                  17,000      A       $34.00
  value $.01 per
      share
Common Stock, par       11/9/99          P                  7,700       A       $34.31
  value $.01 per
      share
Common Stock, par       11/10/99         P                  17,000      A       $34.75
  value $.01 per
      share
Common Stock, par       11/10/99         P                  10,500      A       $34.63
  value $.01 per
      share
Common Stock, par       11/10/99         P                  9,700       A       $35.00
  value $.01 per
      share
Common Stock, par       11/10/99         P                  4,900       A       $34.56
  value $.01 per
      share
Common Stock, par       11/10/99         P                  4,200       A       $34.38
  value $.01 per
      share
Common Stock, par       11/10/99         P                  1,900       A       $34.31
  value $.01 per
      share
Common Stock, par       11/10/99         P                   500        A       $34.69
  value $.01 per
      share
Common Stock, par       11/10/99         P                   500        A       $34.25
  value $.01 per
      share
Common Stock, par       11/10/99         P                   400        A       $34.44
  value $.01 per
      share
Common Stock, par       11/10/99         P                   200        A       $33.88
  value $.01 per
      share
Common Stock, par       11/10/99         P                   100        A       $34.00
  value $.01 per
      share
Common Stock, par       11/10/99         P                   100        A       $33.94
  value $.01 per
      share
Common Stock, par       11/11/99         P                  32,800      A       $35.25
  value $.01 per
      share
Common Stock, par       11/11/99         P                  7,200       A       $35.19
  value $.01 per
      share
Common Stock, par       11/11/99         P                  5,400       A       $34.88
  value $.01 per
      share
Common Stock, par       11/11/99         P                  5,300       A       $34.94
  value $.01 per
      share
Common Stock, par       11/11/99         P                  3,000       A       $35.13
  value $.01 per
      share
Common Stock, par       11/11/99         P                  1,500       A       $35.00
  value $.01 per
      share
Common Stock, par       11/11/99         P                   100        A       $34.81
  value $.01 per
      share
Common Stock, par       11/12/99         P                  48,100      A       $36.00
  value $.01 per
      share
Common Stock, par       11/12/99         P                  12,600      A       $35.38
  value $.01 per
      share
Common Stock, par       11/12/99         P                  1,000       A       $35.75
  value $.01 per
      share
Common Stock, par       11/12/99         P                   900        A       $35.50  17,570,512                D
  value $.01 per
      share
Common Stock, par                                                                       14,666,664                I       Held by
  value $.01 per                                                                                                          Subsidiary
      share


----------------------
Explanation of responses:

     Table II--Derivative Securities Acquired, Disposed of, or Beneficially
      Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of   2. Conversion 3. Transaction  4. Transaction  5. Number of   6. Date Exercisable       7. Title and Amount of
   Derivative    or            Date            Code            Derivative     and Expiration            Underlying
   Security      Exercise     (Month/          (Instr. 8)      Securities     Date                      Securities (Instr.
   (Instr. 3)    Price of      Day/Year)                       Acquired       (Month/Day/Year)          3 and 4)
                 Derivative                                    (A) or
                 Security                                      Disposed
                                                               of (D)
                                                               Instr. 3,
                                                               4 and 5)


                                              Code     V      (A)     (D)    Date         Expiration    Title   Amount or
                                                                             Exercisable  Date                  Number of
                                                                                                                Shares

8. Price of   9. Number of   10.Ownership    11.Nature of
   Derivative    Derivative     Form of         Indirect
   Security      Securities     Derivative      Beneficial
   (Instr.       Beneficially   Security:       Ownership
    5)           Owned at       Direct          (Instr. 4)
                 end of         (D) or
                 Month          Indirect
                 (Instr. 4)     (I)
                                (Instr.4)













----------------------
Explanation of responses:

     ** Intentional misstatements or omissions of fact constitute
        Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Signature of Reporting Person

Henkel KGaA

By:  /S/ A. BARTHLING                       By:/S/ T.G. KUHN
     ----------------                          -------------
Name:  A. Barthling                         Name:  T.G. Kuhn
Title: Corporate Financial Controller       Title: Senior Counsel
Date:  December 3, 1999                     Date:  December 3, 1999

STATEMENT ATTACHED TO FORM 4
FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
BY HENKEL KGAA
67 HENKELSTRA(beta)E
40191 DUSSELDORF
GERMANY

December 3, 1999


ITEM 6.  RELATIONSHIPS OF REPORTING PERSON TO COMPANY
         --------------------------------------------

     Henkel KGaA ("Henkel") is the beneficial owner of more than 10 percent of the outstanding common stock of Ecolab Inc. ("Ecolab"). Under an agreement dated as of June 26, 1991, between Ecolab and Henkel, Ecolab agreed to take all necessary actions to have such number of designees of Henkel nominated to Ecolab's Board of Directors so that Henkel has representation on the Board of Directors proportionate with its stock ownership. Pursuant to this agreement, Albrecht Woeste, Dr. Roland Schulz and Hugo Uyterhoeven currently serve on the Board of Directors of Ecolab.